UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Miragen Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60463E103

(CUSIP Number)

Kyle A. Lefkoff

1941 Pearl Street, Suite 300

Boulder, Colorado 80302

(303) 444-6950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60463E103	13D/A	Page 2 of 11 Pages

1	Name of Reporting Person/ Boulder Ventures V, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 60463E103	13D/A	Page 3 of 11 Pages

1	Name of Reporting Person/ BV Partners V, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP No. 60463E103	13D/A	Page 4 of 11 Pages

1	Name of Reporting Person/ Boulder Ventures VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 60463E103	13D/A	Page 5 of 11 Pages

1	Name of Reporting Person/ BV Partners VI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP No. 60463E103	13D/A	Page 6 of 11 Pages

1	Name of Reporting Person/ Kyle Lefkoff
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 82,490 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 82,490 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,490 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person IN

(1)	Includes an aggregate of 2,128 shares of common stock held in custodial accounts for the benefit of Mr. Lefkoff’s minor sons.
*	The denominator is based on the approximately 21.5 million shares of the common stock reported by the Issuer to be issued and outstanding as of August 3, 2017, in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 60463E103	13D/A	Page 7 of 11 Pages

1	Name of Reporting Person/ Jonathan L. Perl
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 79,227
	8	Shared Voting Power 0
	9	Sole Dispositive Power 79,227
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,227
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person IN

*	The denominator is based on the approximately 21.5 million shares of the common stock reported by the Issuer to be issued and outstanding as of August 3, 2017, in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 60463E103	13D/A	Page 8 of 11 Pages

1	Name of Reporting Person/ Peter A. Roshko
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 79,227
	8	Shared Voting Power 0
	9	Sole Dispositive Power 79,227
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,227
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person IN

*	The denominator is based on the approximately 21.5 million shares of the common stock reported by the Issuer to be issued and outstanding as of August 3, 2017, in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 11, 2017.

CUSIP No. 60463E103	13D/A	Page 9 of 11 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 24, 2017, as amended on March 7, 2017 (as amended, the “Original Schedule 13D”), and relates to shares of common stock (the “Common Stock”), par value $0.01 per share (the “Shares”), of Miragen Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 6200 Lookout Road, Boulder, Colorado 80301. This Amendment is being filed by the Reporting Persons to report the distribution of shares of Common Stock of the Issuer on August 14, 2017. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Item 3 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On August 14, 2017, BV-V distributed in kind an aggregate of 1,607,437 shares of Common Stock on a pro rata basis to its partners. BV Partners V, LLC (“BV V LLC”) received 301,855 shares in the distribution by BV-V, which shares were, in turn, distributed by BV V LLC to its members on August 14, 2017.

On August 14, 2017 BV-VI distributed in kind an aggregate of 463,473 shares of Common Stock on a pro rata basis to its partners. BV Partners VI, LLC (“BV VI LLC”) received 4,635 shares in the distribution by BV-VI, which shares were, in turn, distributed by BV VI LLC to its members on August 14, 2017.

Lefkoff received an aggregate of 82,490 shares from the aforementioned distributions, including an aggregate of 2,128 shares of common stock held in custodial accounts for the benefit of Mr. Lefkoff’s minor sons, and Perl and Roshko received an aggregate of 79,227 shares each from the distributions by BV V LLC and BV VI LLC.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment is provided as of the date of this filing:

Reporting Person (1)	Shares Held Directly		Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power	Beneficial Ownership		Percentage of Class (2)
BV-V	0		0		0	0		0	0		0.0%
BV V LLC	0		0		0	0		0	0		0.0%
BV-VI	0		0		0	0		0	0		0.0%
BV VI LLC	0		0		0	0		0	0		0.0%
Lefkoff	82,490	(3)	82,490	(3)	0	82,490	(3)	0	82,490	(3)	0.4%
Perl	79,227		79,227		0	79,227		0	79,227		0.4%
Roshko	79,227		79,227		0	79,227		0	79,227		0.4%

CUSIP No. 60463E103	13D/A	Page 10 of 11 Pages

(1)	BV V LLC is the sole general partner of BV-V, and BV VI LLC is the sole general partner of BV-VI. Lefkoff, Perl and Roshko are members of BV V LLC and BV VI LLC and may be deemed to share investment and voting power over shares held by BV-V and BV-VI.
(2)	The denominator is based on the approximately 21.5 million shares of the common stock reported by the Issuer to be issued and outstanding as of August 3, 2017, in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 11, 2017.
(3)	Includes an aggregate of 2,128 shares of common stock held in custodial accounts for the benefit of Mr. Lefkoff’s minor sons.

(c) The information set forth in Item 4 hereto is incorporated herein by reference. Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) As of August 14, 2017, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

CUSIP No. 60463E103	13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Dated: August 16, 2017

BOULDER VENTURES V, L.P.

By:	BV Partners V, LLC
Its:	General Partner

By:	/s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

BV PARTNERS V, LLC

By:	/s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

BOULDER VENTURES VI, L.P.

By:	BV Partners VI, LLC
Its:	General Partner

By:	/s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

BV PARTNERS VI, LLC

By:	/s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

/s/ Kyle Lefkoff
Kyle Lefkoff

/s/ Jonathan L. Perl
Jonathan L. Perl

/s/ Peter A. Roshko
Peter A. Roshko